DWS Investment Management Americas, Inc.

5201 Gate Parkway
Jacksonville, FL 32256

January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be

Re:	Post-Effective Amendment No. 468 to the Registration Statement on Form N-1A of Xtrackers S&P MidCap 400 ESG ETF and Xtrackers S&P SmallCap 600 ESG ETF (“Funds”), each a series of DBX ETF Trust (“Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Mr. Be,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), whose comments were received via telephone on November 16, 2020. The Amendment was filed on behalf of the Funds on October 1, 2020 and, following the filing of delaying amendments, has an effective date of January 26, 2021.

The Staff’s comments are restated below, followed by the Funds’ responses.

1.	Comment: File responses to these comments on EDGAR as correspondence at least 5 business days prior to filing the registration statement for the Funds pursuant to Rule 485(b). Please also provide marked copies and e-mail to bera@sec.gov.

Response: The Registrant confirms that this correspondence has been filed accordingly. Additionally, the requested materials have been provided prior to the effective date of the Funds’ registration statement.

2.	Comment: Provide the Staff with a completed fee table for each Fund prior to effectiveness. In addition, clarify in the correspondence how the Funds: (i) estimated “Other expenses” and (ii) determined that it was a reasonable estimate for the expenses for the current fiscal year.

Response: The Registrant has provided the Staff with a completed fee table for each Fund confirming that each Fund estimates no “Other expenses” for the current fiscal year, which generally corresponds with other Xtrackers ETFs.

3.	Comment: Briefly clarify the following statement in the “Principal Investment Strategies” section in the Funds’ prospectus: “The Underlying Index seeks to target 75% of the float market capitalization.”

Response: The Registrant notes that the relevant portion of each Fund’s “Principal Investment Strategies” section states that “The Underlying Index seeks to target 75% of the float market capitalization (i.e., the amount of stock which is available for trading by the general public) of each Global Industry Classification Standard Industry Group (“GICS Industry Group”)” within the applicable parent S&P index. The Registrant believes that the existing disclosure provides sufficient explanation of both the meaning of “float market capitalization” and of the relevant source of which the Underlying Index seeks to target 75%.

4.	Comment: Provide the Staff with each Fund’s ten largest anticipated holdings, including company name, ticker, market cap, portfolio weight and a parenthetical explanation of the factors and data points that contributed to the company’s inclusion in an index.

Response: The Registrant has provided this information to the Staff.

5.	Comment: Explain in more detail what data the Funds consider and how they calculate their rankings.

Response: The disclosure has been revised to provide additional detail about the information considered by Arabesque in calculating UNGC scores and by SAM (formerly RobecoSAM) in calculating ESG scores, each of which are used by the Index Provider.

6.	Comment: Consider discussing in the risk disclosures any limits on availability, quality and comparability of data used to develop ratings.

Response: The disclosure has been revised accordingly.

7.	Comment: As a general comment, consider shortening the Item 4 disclosure to material information and moving more information to Item 9.

Response: The Registrant believes that, as drafted, the Funds’ Item 4 disclosure is appropriate and accordingly does not believe that revisions are required at this time. The Registrant will continue to evaluate the disclosure going forward and may adjust in future filings, as appropriate.

8.	Comment: The “Principal Investment Strategies” section states that “Shareholder approval will not be sought when the fund crosses from diversified to non-diversified status under such circumstances.” The Staff notes that it appears that the Funds are attempting to rely on relief provided in the Stradley letter (SEC No-Action Letter, publicly available June 24, 2019); explain why such reliance is appropriate for the Funds and indexes. In particular, provide the Funds’ analysis for why the indexes are broad-based, including comparison to the indexes presented in the Stradley letter.

Response: The Stradley letter refers to footnote 21 of Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993), as “describing the characteristics of a broad-based index;” no other definition of a “broad-based index” is provided. That footnote states: “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”

2

We believe that each Underlying Index meets these criteria. Each Underlying Index is based on an index that is designed to represent a particular segment of the overall US stock market – the S&P Midcap 400 and the S&P SmallCap 600, respectively. While each Underlying Index applies ESG screens to its respective parent index, each Underlying Index is designed to include 75% of the float market capitalization of its respective parent index (as disclosed in the prospectus), thus attempting to provide investment exposure substantially similar to that of the parent index subject to ESG criteria. In this respect, each Underlying Index is similar to the indices specified in footnote 2 of the incoming Stradley letter, all of which are “growth” indices and, in cases like the S&P 500 Growth Index specified in that footnote, provide investment exposure to a subset of securities from a larger parent index based on particular screening criteria. As of December 21, 2020, the Underlying Index for each of Xtrackers S&P MidCap 400 ESG ETF and Xtrackers S&P SmallCap 600 ESG ETF consisted of 274 and 408 securities, respectively.

Finally, neither Underlying Index is “composed of securities of firms in a particular industry or group of related industries.”

For those reasons, we believe each Fund is eligible to rely on the Stradley letter.

9.	Comment: The “ESG investment strategy risk” states “…the index provider may be unsuccessful in creating an index composed of companies that exhibit positive ESG characteristics.” Briefly provide context or reasons for why an index provider may be unsuccessful in creating an index comprised of companies that exhibit positive ESG characteristics.

Response: The disclosure has been revised accordingly.

10.	Comment: As a general comment, tailor risks to a particular Fund. For example, “Tracking Error Risk” states “Tracking error risk may higher for funds that track a foreign index, or an index that includes foreign securities…”

Response: The disclosure has been revised accordingly.

If you have any questions regarding any of the foregoing or require additional information, please call me at (904) 520-5290.

Sincerely yours,

/s/Lauren Ryan

Lauren Ryan

Assistant Vice President

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Dechert LLP

3